Velocity Capital LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

(PUBLIC DOCUMENT)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69479

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) **AND ENDING** 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Velocity Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 W A Street, Suite 1100
(No. and Street)

San Diego, CA 92101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matteo Amato (646) 837-0056
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name - if individual, state last, first, middle name)

1375 Broadway	New York	NY	10018
(Address)	***(City)***	***(State)***	***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matteo Amato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Velocity Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ROBERT E MEYER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6358188
Qualified in Richmond County
Commission Expires 05/08/2021

Robert E. Meyer
3/01/2019

Notary Public

Signature

Matteo Amato

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Velocity Capital, LLC
San Diego, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Velocity Capital, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Velocity Capital, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Velocity Capital, LLC's management. Our responsibility is to express an opinion on Velocity Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Velocity Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Velocity Capital, LLC's auditor since 2018.
New York, New York
March 1, 2019

Velocity Capital LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 6,586,172
Deposit with clearing organizations	256,131
Receivable from broker-dealers and clearing firms	416,482
Receivable from other broker-dealers	890,533
Securities owned, at fair value	3,625,111
Not readily marketable securities, at fair value	2,500
Securities borrowed	19,623,838
Investment - private company, at fair value	136,579
Prepaid expenses and other current assets	185,982
Security deposists	79,245
Furniture and equipment, less accumulated depreciation of $16,649	56,777
Total assets	$ 31,859,350

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 278,936
Payable to broker-dealers and clearing firms	391,604
Securities loaned	19,244,798
Securities sold, not yet purchased, at fair value	205,765
Payable to clearing broker	2,979,688
Total liabilities	23,100,791
Members' Equity	8,758,559
Total Liabilities and Members' Equity	$ 31,859,350

See notes to financial statement.

Velocity Capital LLC

Note 1- Organization and Nature of Business

The Company. Velocity Capital, LLC (the "Company"), a Nevada corporation, formed on May 6th 2014, is a self-clearing broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activities include acting as an agent for broker dealers and financial institutions to borrow specific securities upon request and stock loan/stock borrow matched book business. The company has been approved by FINRA to self-clear, however as of December 31, 2018, the company had not engaged in self-clearing activity.

Note 2- Summary of Significant Accounting Policies

Uses of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

Cash Equivalents. Cash equivalents are highly liquid investments, with original maturities of 90 days or less.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to five years).

Securities borrowed and loaned. Securities borrowed and loaned result from transactions with other broker and dealers or financial institutions. These are accounted for as collateralized financing transactions whereby the Company records an asset for cash collateral received and a corresponding liability for the obligation to return the collateral to the counterparty. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2018, the Company advanced $19,623,838 of cash collateral to securities lenders and received securities with a market value of $17,365,053 related to those transactions. Securities loaned transactions require the borrower to deposit cash or collateral with the Company. As of December 31, 2018, the Company received $19,244,798 of cash collateral from security borrowers and loaned securities with a market value of $17,092,386 related to those transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2018, all of the Company's securities loaned are equity securities and are all considered overnight and open positions.

Securities transactions. Securities transactions (marketable securities owned and securities sold, not yet purchased) and the related revenue and expenses are recorded on the trade date basis, as if they had settled. Marketable securities are valued at fair value.

Accounts Receivable and Payable from broker-dealers and clearing firms. Accounts receivable from broker-dealers and clearing firms consist of the gross rebate interest income and rebate expense related to securities borrowed and loaned.

Velocity Capital LLC

Notes to Financial Statement
December 31, 2018

Note 2- Summary of Significant Accounting Policies (continued)

Income Taxes. The Company is organized as a limited liability company and is taxed as a partnership for federal and state income purposes. As a partnership, the Company itself is not subject to federal or state income taxes, each member is individually liable for federal and stated income taxes, if any, on its share of the Company's taxable income. However, the Company is subject to New York City Unincorporated Business Tax ("NYC UBT").

The Company adopted ASC 740 which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company did not have unrecognized tax benefits as of December 31, 2018 and does not expect this to change significantly over the twelve months. The Company will recognize interest and penalties accrued on unrecognized tax benefits as a component of income tax expense. As of December 31, 2018, the Company has no accrued interest or penalties related to uncertain tax positions.

Receivable from other broker-dealers. Receivable from other broker-dealers consist of receivables from Service - locate and Service - BD services revenue. Receivables from Service - locate revenues were $596,190 and $971,195 at December 31, 2018 and 2017 respectively. Receivables from Service - BD services revenue were $294,343 and $320,586 at December 31, 2018 and 2017 respectively.

Concentration of Credit Risk. At December 31, 2018, the Company reviewed its receivables and determined that all are collectible. The Company maintains cash accounts with multiple financial institutions and, therefore, are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") limitations. The Company has cash balances in excess of FDIC limits of $6,036,182 at December 31, 2018. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these accounts.

Note 3- Clearing Arrangements

The Company currently has a clearing Agreement with Electronic Transaction Clearing, Inc. (ETC) and Lek Securities Corporation. (LEK) on a fully disclosed basis. As of December 31, 2018 ETC holds $147,378 in deposit. LEK holds $38,743 in deposit in the OP account and has a credit margin balance $2,979,688 in the RC account.

Note 4- Fair Value Measurements

The Company utilizes various methods to measure the fair value its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement dates. The three level of inputs are:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Velocity Capital LLC

Notes to Financial Statement
December 31, 2018

Note 4- Fair Value Measurements (continued)

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.
  Securities owned and securities sold, not yet purchased, traded on national securities exchange are valued at the last sales price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and the last closing asked price if held short. Securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with US GAAP.

The Company owns Depository Trust & Clearing Corporation common stock. These shares are reflected as non-marketable securities. Management has determined these values to be Level 2 inputs because it has a quoted price in a market that is not active. There were no transfers of securities among levels 1, 2 or 3 during the year ended December 31, 2018

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2018:

	Fair Value Measurement December 31, 2018			
	Level 1	Level 2	Level 3	Total
ASSETS				
Marketable Securities owned				
Common stocks	$1,400,564	$ -	$ -	$1,400,564
Options	2,224,547	-	-	2,224,547
	$3,625,111			$3,625,111
Not readily marketable security	-	$2,500	-	$ 2,500
Private company	-	-	136,579	136,579
	$3,625,111	$2,500	$136,579	$3,764,190
LIABILITIES				
Securities sold, not yet purchased				
Common stocks	$ 21,050	$ -	$ -	$ 21,050
Options	184,715	-	-	184,715
	$205,765	$ -	$ -	$205,765

	Beginning Balance	Net Gains and Losses	Purchases	Sales	Ending Balance
Assets					
Investment - Private Company	$ -	$ -	$136,579	$ -	$136,579
	$ -	$ -	$136,579	$ -	$136,579

Velocity Capital LLC

Note 4- Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5- Commitments and Contingencies

Operating Lease. The Company is obligated under multiple lease arrangements for office space in New York City expiring in December 2019 and January 2022. The Company also leases office space in San Diego, California on a month to month basis. Future minimum rental payments under the lease agreements are approximately as follows:

December 31,

2019	$313,103
2020	218,508
2021	224,521
2022	19,226
	$775,358

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2018, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

Note 6- Furniture and Equipment

Furniture and equipment	$73,426
Less: Accumulated Depreciation	16,649
	$56,777

Velocity Capital LLC

Notes to Financial Statement
December 31, 2018

7. **Net Capital Requirements**

   Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

   The Company's ratio at December 31, 2018 was 3.45 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2018, the Company had net capital of $6,637,462 which was $6,387,462 in excess of the amount required by the SEC.

8. **Secured Loan Agreement**

   The Company entered into an agreement with BMO Harris Bank to extend the Company up to $10 million of secure loans on a revolving uncommitted basis. Loans bear interest at the established daily Fed Funds Rate plus 1.50%. Interest is computed on the basis of a year of 360 days. At December 31, 2018 there was no outstanding principal balance.

9. **Related Party Transactions**

   During the year ended December 31, 2018 the Company performed BD services for and entered into stock loan/stock borrow transactions with an entity that is partially owned by certain member's of the Company.

10. **Subsequent Events**

    The Company has evaluated subsequent events from the statement of financial condition date through March 1, 2019 the date these financial statements were available to be issued. There have been $190,200 in capital distributions for the period January 1, 2019 through March 1, 2019.